Exhibit 99.1

3 E Network Technology Group Limited Announces 25 for 1 Share Consolidation

Hong Kong, China, March 11, 2026 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced that the Company’s board of directors approved on February 15, 2026 that the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) be consolidated on a 25 for 1 ratio with the marketplace effective date of March 16, 2026.

Beginning with the opening of trading on March 16, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “MASK” but under a new CUSIP Number, G8849D128.

As a result of the share consolidation, each 25 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and any fractional shares which would have resulted from the share consolidation will be rounded up to the next whole number.

At the time the share consolidation is effective, the Company’s authorized share capital will be changed from US$50,000 divided into: (i) 400,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0001 each, to US$50,000 divided into: (i) 16,000,000 Class A ordinary shares with a par value of US$0.0025 each, and (ii) 4,000,000 Class B ordinary shares with a par value of US$0.0025 each. The Company’s total issued and outstanding Class A ordinary shares will be changed from 28,240,099 Class A ordinary shares with a par value of US$0.0001 each to approximately 1,129,604 Class A ordinary shares with a par value of US$0.0025 each. The Company’s total issued and outstanding Class B ordinary shares will be changed from 580,000 Class B ordinary shares with a par value of US$0.0001 each to approximately 23,200 Class B ordinary shares with a par value of US$0.0025 each.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business ("B2B") information technology ("IT") business solutions provider, committed to becoming a next-generation artificial intelligence ("AI") infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has excellent vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3emask.com

Website: https://3emask.com/